UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381
PRESS RELEASE	www.arcadis-global.com

ARCADIS AWARDED $26 MILLION GRIP® REMEDIATION CONTRACT BY U.S. ARMY

Arnhem, the Netherlands — August 4, 2006 — ARCADIS (NASDAQ:ARCAF, EURONEXT: ARCAD), today announced the award of a $26 million environmental GRiP® contract by the U.S. Army Environmental Center (USAEC) for the remediation of the Picatinny Arsenal.

Picatinny Arsenal, located on approximately 6,500 acres in Morris County, N.J. has been in operation for over 100 years. Originally a gunpowder and ammunition storage base, in recent years the installation conducts research, development and pilot-plant production of explosives and propellants for the Army.

Designated a Superfund Site in 1991, ARCADIS will be responsible for remediation of 47 contaminated sites throughout the installation under the Army’s performance-based contracting approach. Accordingly, ARCADIS will utilize its world-class GRiP® Remediation Program to meet the Army’s expectations for high-level, environmental remediation performance.

The ARCADIS Program guarantees remediation and closure at a fixed price. The program focuses on accelerating the closures of difficult sites while providing both cost certainty and cost savings — both key objectives of the U.S. Army. In order to accomplish these goals, the program utilizes the complete spectrum of ARCADIS’ remediation technologies with an emphasis on performing as much remediation as possible in-situ.

“This opportunity is a result of our people understanding the needs of our clients and then creating solutions to address those needs. It is good to see that our GRiP® Remediation Program once again proves the differentiating factor that wins us an important project. We are pleased to get another important assignment from the U.S. Army,” stated Steve Blake, CEO for ARCADIS’ U.S. operations.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: August 7, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board